Exhibit 99.1

Financial Statements

Third Quarter Ended September 30, 2020

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Financial Position (Unaudited) As at September 30, 2020
(expressed in thousands of US dollars)

	September 30, 2020 $	December 31, 2019 $
Assets
Current assets
Cash and cash equivalents	248,758	306,019
Short term investments (note 4)	143,284	—
Accrued interest and other receivables (note 5)	1,127	368
Inventories (note 6)	6,757	—
Prepaid expenses and deposits	11,714	8,750
	411,640	315,137
Long term investments (note 4)	28,797	—
Clinical trial contract deposits	209	209
Property and equipment (note 8)	9,663	93
Acquired intellectual property and other intangible assets	11,441	11,244
	461,750	326,683
Liabilities
Current liabilities
Accounts payable and accrued liabilities	20,189	11,177
Deferred revenue	118	118
Contingent consideration (note 7)	3,582	—
	23,889	11,295
Deferred revenue	118	206
Contingent consideration (note 7)	2,750	5,113
Lease liability (note 8)	8,298	—
Royalty obligation (note 9)	8,000	7,200
Derivative warrant liabilities (note 10)	19,852	29,353
	62,907	53,167
Shareholders’ Equity
Common Shares (note 11)	986,468	790,472
Contributed surplus	33,110	23,655
Accumulated other comprehensive loss	(805)	(805)
Deficit	(619,930)	(539,806)
	398,843	273,516
	461,750	326,683
Commitments (note 15)
Subsequent events (note 17)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) For the three and nine month periods ended September 30, 2020 and 2019
(expressed in thousands of US dollars, except per share data)

	Three months ended		Nine months ended
	September 30, 2020 $	September 30, 2019 $	September 30, 2020 $	September 30, 2019 $
Revenue
Licensing revenue	29	230	88	289

Expenses
Research and development	4,800	17,791	29,711	39,574
Corporate, administration and business development	31,068	6,061	57,670	14,908
Amortization of acquired intellectual property and other intangible assets	348	348	1,044	1,041
Amortization of property and equipment	154	41	354	116
Other expenses (note 12)	426	140	2,351	1,028
	36,796	24,381	91,130	56,667
Loss before interest income, finance costs, change in estimated fair value of derivative warrant liabilities and income taxes	(36,767)	(24,151)	(91,042)	(56,378)
Interest income	170	636	1,381	2,234
Finance costs (note 12)	(101)	(9)	(204)	(30)
Loss before change in estimated fair value of derivative warrant liabilities and income taxes	(36,698)	(23,524)	(89,865)	(54,174)
Change in estimated fair value of derivative warrant liabilities (note 10)	2,599	4,512	9,492	6,862
Loss before income taxes	(34,099)	(19,012)	(80,373)	(47,312)
Income tax (recovery) expense	(35)	25	(249)	54
Net loss and comprehensive loss for the period	(34,064)	(19,037)	(80,124)	(47,366)
Net loss per Common Share (note 13) (expressed in $ per share)
Basic and diluted loss per Common Share	(0.28)	(0.21)	(0.69)	(0.52)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) For the three and nine month periods ended September 30, 2020 and 2019
(expressed in thousands of US dollars)

	Common Shares $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity $
Balance – January 1, 2020	790,472	23,655	(539,806)	(805)	273,516
Issue of common shares	200,000	—	—	—	200,000
Share issue costs	(12,268)	—	—	—	(12,268)
Exercise of stock options	8,254	(2,854)	—	—	5,400
Exercise of derivative warrants	10	—	—	—	10
Stock based compensation	—	12,309	—	—	12,309
Net loss and comprehensive loss for the period	—	—	(80,124)	—	(80,124)
Balance - September 30, 2020	986,468	33,110	(619,930)	(805)	398,843

Balance – January 1, 2019	504,650	24,690	(415,960)	(805)	112,575
Issue of Common Shares	45,010	—	—	—	45,010
Share issue costs	(1,900)	—	—	—	(1,900)
Exercise of derivative warrants	7,413	—	—	—	7,413
Exercise of stock options	3,900	(1,477)	—	—	2,423
Stock based compensation	—	5,586	—	—	5,586
Net loss and comprehensive loss for the period	—	—	(47,366)	—	(47,366)
Balance - September 30, 2019	559,073	28,799	(463,326)	(805)	123,741
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Cash Flows (Unaudited) For the three and nine month periods ended September 30, 2020 and 2019
(expressed in thousands of US dollars)

	Three months ended		Nine months ended
	September 30, 2020 $	September 30, 2019 $	September 30, 2020 $	September 30, 2019 $
Cash flow provided by (used in)
Operating activities
Net loss for the period	(34,064)	(19,037)	(80,124)	(47,366)
Adjustments for
Amortization of deferred revenue	(29)	(30)	(88)	(89)
Amortization of property and equipment	154	41	354	116
Amortization of acquired intellectual property and other intangible assets	348	348	1,044	1,041
Release of pre-launch inventory provision (note 6)	(6,286)	—	(6,286)	—
Royalty obligation expense (note 9)	300	—	800	—
Revaluation of contingent consideration	352	127	1,219	207
Interest expense (note 8)	101	9	204	30
Amortization of short term investment discount (note 16)	124	—	124	5
Unrealized foreign exchange on lease liability	—	(6)	—	12
Change in estimated fair value of derivative warrant liabilities	(2,599)	(4,512)	(9,492)	(6,862)
Stock-based compensation	4,611	2,022	12,309	5,586
	(36,988)	(21,038)	(79,936)	(47,320)
Net change in other operating assets and liabilities (note 16)	6,708	9,263	4,621	9,143
Net cash used in operating activities	(30,280)	(11,775)	(75,315)	(38,177)

Investing activities (note 16)
Purchase of investments	(170,997)	—	(202,951)	—
Proceeds on maturity of investments	30,728	—	30,746	7,884
Capitalized development costs	(960)	—	(960)	—
Purchase of property and equipment	(1,400)	(22)	(1,831)	(56)
Capitalized patent costs	(4)	(8)	(83)	(16)
Net cash (used in) generated from investing activities	(142,633)	(30)	(175,079)	7,812

Financing activities (note 16)
Net proceeds from issuance of Common Shares	187,732	14,280	187,732	43,110
Proceeds from exercise of stock options	1,525	608	5,400	2,423
Proceeds from exercise of derivative warrants	—	—	1	1,493
Principal elements of lease payments	—	(37)	—	(89)
Net cash generated from financing activities	189,257	14,851	193,133	46,937
Increase (decrease) in cash and cash equivalents during the period	16,344	3,046	(57,261)	16,572
Cash and cash equivalents – Beginning of period	232,414	131,493	306,019	117,967
Cash and cash equivalents – End of period	248,758	134,539	248,758	134,539
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

1	Corporate information
Aurinia Pharmaceuticals Inc. or the Company is a late-stage clinical biopharmaceutical company, focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN) and proteinuric kidney diseases.

Aurinia's head office is located at #1203-4464 Markham Street, Victoria, British Columbia, and its registered office is located at #201, 17873-106 A Avenue, Edmonton, Alberta. Aurinia also has a US Commercial office located at 77 Upper Rock Circle, Rockville, Maryland.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the Nasdaq Global Market (Nasdaq) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Basis of preparation
Statement of compliance
These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2019 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).
These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 5, 2020.
Basis of measurement
The interim condensed consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.
Functional and presentation currency
These interim condensed consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.
COVID-19
IFRS requires management to make estimates and assumptions that affect amounts reported in the interim condensed consolidated financial statements and accompanying notes. The interim condensed consolidated financial statements reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The full extent to which the novel coronavirus (COVID-19) pandemic will directly or indirectly impact the Company’s estimates related to the contingent consideration (note 7), lease liability (note 8), royalty obligation (note 9) or results of operations will depend on future developments that are uncertain at this time. As events continue to evolve and additional information becomes available, the Company’s estimates may change materially in future periods.

3	Accounting policy
These interim condensed consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2019 annual audited consolidated financial statements, other than those polices mentioned below.

Inventories
Under IAS 2, Inventories include assets held for sale in the ordinary course of business, assets in the production process for sale in the ordinary course of business, and materials and supplies that are consumed in production. Inventories are included in the financial statements at the lower of cost (including raw materials, direct labor, other direct costs and related production overheads) and net realizable value. Cost is determined on a first in, first out basis. Pre-launch inventory is held as an asset when regulatory approval for the inventory product becomes reasonably assured. Before the asset recognition, a provision is made against the carrying value of the inventory to its recoverable amount; the provision is then reversed at the point when the Company determines that regulatory approval

(1)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

is reasonably assured, which took place during the three months ended September 30, 2020 at which point the inventory provision was reversed.
Research and development costs
Research costs are expensed to the income statement in the period in which they are incurred. Previously, development costs were also expensed as they were incurred, due to significant regulatory uncertainties and other uncertainties inherent in the development of new products. However, during the three months ended September 30, 2020 the Company has determined that regulatory approval is reasonably assured and therefore have capitalized $1,157,000 of qualifying development costs as intangible assets. These costs consist primarily of external consulting costs and internal wages for the further development of voclosporin in LN. Costs for post-approval activities that are required by authorities as a condition for obtaining regulatory approval are recognized as research and development costs.
Critical judgments in applying the accounting policies - Inventory and Research and Development cost
Judgment is applied in determining the starting point for capitalizing internal development costs and inventory. However, a strong indication that the criteria in IAS 38 to capitalize these costs arises when a product is likely to obtain final approval by a regulatory authority. It is the clearest point at which the technical feasibility of completing the asset is proven and is the most difficult criterion to demonstrate. Filing for obtaining regulatory approval is sometimes considered as the point at which all relevant criteria including technical feasibility are considered met. During 2019 the Company successfully completed the phase 3 trial for LN. At September 30, 2020, the Company had completed a new drug application (NDA) for regulatory approval, but has not received regulatory approval in any market however management has determined that regulatory approval is reasonably assured and therefore, in management's judgment the criteria to capitalize inventory and development costs has been met.

4	Investments

	September 30, 2020 $	December 31, 2019 $	September 30, 2020 $	December 31, 2019 $
	Amortized Cost		Fair Value
TD - Cashable GIC	2,000	—	2,000	—
JP Morgan - Corporate Bond	37,987	—	37,968	—
JP Morgan - Commercial Paper	80,202	—	80,206	—
JP Morgan - Treasury Bill	15,994	—	15,994	—
JP Morgan - Treasury Bond	5,071	—	5,070	—
JP Morgan - Yankee Bond	2,030	—	2,030	—
Total short term investments	143,284	—	143,268	—

JP Morgan - Corporate Bond - total long term investments	28,797	—	28,780	—
	172,081	—	172,048	—

5	Accrued interest and other receivables

	September 30, 2020 $	December 31, 2019 $
Other receivables	52	163
Accrued interest receivable	582	205
Income taxes recoverable	493	—
	1,127	368

Income taxes recoverable
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted by the United States Government to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. The CARES Act permits net operating loss (NOL) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each

(2)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

of the five preceding taxable years to generate a refund of previously paid income taxes. The Company's United States subsidiary generated net operating losses for the nine months ended September 30, 2020 which will allow it to carryback sufficient losses to fully recover income taxes related to its 2015 to 2020 taxation years.
The Company recorded a net income tax recovery of $35,000 and $249,000 in the statement of operations and comprehensive loss for the three and nine months ended September 30, 2020.

The recovery for the three months ended September 30, 2020 comprised of a $3,000 provision for income taxes related to its United Kingdom subsidiary and a correction for a prior provision of $38,000 for the United States subsidiary. The recovery for the nine months ended September 30, 2020 comprised of a recovery of $258,000 related to this loss carryback provision for the United States subsidiary less a $9,000 provision for income taxes owing related to its United Kingdom subsidiary.

The income tax recoverable of $493,000 at September 30, 2020 is comprised of the income tax recovery of $481,000 related to the CARES Act and a recovery of $12,000 for an overpayment of 2019 United States subsidiary income taxes.

6	Inventories
The carrying value of inventories at September 30, 2020 was $6,757,000 and consisted primarily of assets in the production process for sale in the ordinary course of business, also referred to as work-in-progress (WIP) related to previously purchased active pharmaceutical ingredients (API) that will be used in the commercial production of voclosporin.
The carrying value primarily includes the release of the provision to inventory of previously expensed API costs of $6,286,000. This release of the provision is due to management's belief that the approval of voclosporin is reasonably assured based on the Food and Drug Administration of the United States Government's (FDA) acceptance of the NDA submission that occurred during the three month period ended September 30, 2020.

7	Contingent consideration
The outstanding fair value of contingent consideration payable to ILJIN, a related party and affiliated shareholder, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, the remaining payments of up to $7,750,000 may be paid dependent on the achievement of pre-defined clinical and marketing milestones.
During 2019 the Company paid ILJIN $100,000, upon the achievement of a specific milestone. Previously, in 2017 the Company paid ILJIN $2,150,000 upon the achievement of two specific milestones. These payments reduced the original $10,000,000 contingent consideration to $7,750,000.

At September 30, 2020, if all of the remaining milestones are met, the timing of these payments is estimated to occur as follows:

$
2021	6,000
2022	625
2023	125
2024	1,000
7,750

The fair value estimates at September 30, 2020 were based on a weighted average discount rate of 1.6% (December 31, 2019 - 10%) and a presumed payment range between 50% and 90% (December 31, 2019 - 50% and 86%). The decrease of the discount rate was primarily attributable to the significant decline in interest rates caused by the COVID-19 pandemic. The fair value of this contingent consideration as at September 30, 2020 was estimated to be $6,332,000 (December 31, 2019 - $5,113,000) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.

The change in discount rate, probability and passage of time, on revaluation, resulted in an increase in contingent consideration of $352,000 and $1,219,000 respectively for the three and nine months ended September 30, 2020 compared to an increase in contingent consideration of $127,000 and $207,000 respectively for the three and nine months ended September 30, 2019.

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $760,000 as at September 30, 2020. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $762,000 as at September 30, 2020. If the discount rate were to increase by 2%, this would decrease the NPV of the obligation by

(3)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

approximately $134,000. If the discount rate were to decrease by 2%, this would increase the NPV of the obligation by approximately $140,000.

8	Leases
During March 2020, the Company entered into a commercial office lease, of 30,531 square feet, for its US commercial center of operations in Rockville, Maryland (MD lease). The Company recognized a $5,804,000 right-of-use asset (ROU asset) and a $5,804,000 lease liability related to the lease. When measuring the lease liability, the Company discounted lease payments using its incremental borrowing rate of 5.2% at March 12, 2020 and a term of 11 years.
The recognition of the MD lease resulted in the following adjustments to the statement of financial position:

$
March 12, 2020 - Recognition right-of-use asset	5,804
Right-of-use asset modification	25
Right-of-use asset amortization	(294)
September 30, 2020 - Right-of-use asset	5,535

$
March 12, 2020 - Recognition of lease liability	5,804
Lease liability modification	25
Tenant improvements reimbursed by Landlord	2,265
Interest expense	204
September 30, 2020 - Lease liability	8,298

The amortization expense related to the ROU asset is presented with the amortization of property and equipment in the statement of operations and comprehensive loss.

In addition to the ROU assets, the Company presents all property and equipment together on the statement of financial position:

$
Right-of-use asset	5,535
Other property and equipment	4,128
September 30, 2020 - Property and equipment	9,663

The Company has two short term leases for office spaces in Victoria and Edmonton. For the three and nine months ended September 30, 2020, the Company incurred short-term lease expense of $74,000 and $211,000 and variable lease expense of $nil and $nil, respectively. This is compared to $16,000 and $47,000 of short term lease expense and $24,000 and $55,000 of variable lease expense for the three and nine month period ended September 30, 2019.
During the three month period ended September 30, 2020, the Company entered into an agreement to lease 24,488 square feet of commercial office space in Victoria, British Columbia. The lease is expected to begin in 2022 for a term of ten years and the present value of the minimum lease payments for this lease are $3,041,000. As of September 30, 2020 there has been no accounting recognition associated with this lease, as the Company has not been granted access to the building.
Critical judgments in determining the lease term
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
For leases of office space, the following factors are the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

(4)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

•	If any leasehold improvements are expected to have significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

Otherwise, the Company considers other factors including historical lease durations, government incentives received in connection with the lease, and business disruption required to replace the leased asset or relocate facilities. Most extension options in office leases have not been included in the lease liability, because the Company could replace the leasehold improvement assets and relocate facilities without significant cost or business disruption.

Lease Obligations
The Company’s approximate lease obligations for the next five years are as follows:

Contractual cash flow $
2020	—
2021	287
2022	968
2023	1,061
2024	1,085
Thereafter	7,882
11,283

Carrying value (liability)	8,298

9	Royalty obligation
The royalty obligation is the result of a resolution of the Board of Directors of the Company dated March 8, 2012 whereby certain executive officers at that time were provided with future potential retention benefits for remaining with the Company as follows:

(a) Pursuant to a resolution of the Board of Directors of the Company on March 8, 2012 and a termination agreement and general release dated February 14, 2014, the Company will be required to pay a royalty, equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company to the Chief Executive Officer at the time of the resolution. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then the Company would be required to pay 0.3% of the value attributable to voclosporin in the transaction.

(b) In addition, pursuant to a resolution of the Board of Directors of the Company on March 8, 2012, and employment agreements, two executive officers, at the time of the resolution, are eligible to receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger, the executives, at the time of the resolution, will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, and the entitlement to further royalty or sales payments shall end. Effective October 1, 2019 pursuant to the employment agreements all service conditions have been met. The royalty obligation will terminate upon death.

The Board of Directors resolution, dated March 8, 2012, created an employee benefit obligation contingent on the occurrence of uncertain future events. The probability that the specified events will occur affects the measurement of the obligation.

As a result of the completion and results obtained of the AURORA trial in the fourth quarter of 2019 the Company re-assessed the probability of royalty obligation payments being required in the future, and has recorded the royalty obligation at December 31, 2019. Until one of the triggering events in sections (a) or (b) described above occur, no royalty payments are required to be paid. No material royalties on sales or licensing are expected to be paid in the next twelve months and therefore the royalty obligation has been classified as long term. The fair value of the royalty obligation as at September 30, 2020 was estimated to be $8,000,000 (December 31, 2019 - $7,200,000).

During the three months ended September 30, 2020 the Company re-assessed the royalty obligation and increased the discount rate to 11% as of September 30, 2020, compared to 10.5% at June 30, 2020. The change in discount rate, increased probability and the passage of time, on revaluation, resulted in an increase of $300,000 in the royalty obligation. For the nine month period ended September 30,

(5)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

2020 there was an increase of $800,000 in the royalty obligation which was primarily attributable to the increased probability, passage of time, on revaluation, combined with the decrease of discount rate from 12% at December 31, 2019 to 11% at September 30, 2020. There were no similar adjustments for the three and nine month periods ended September 30, 2019.

The Company is required to use significant judgment and estimates in determining the inputs into the model. The key assumptions used by management include the estimated probability of market approval of 90%, the discount rate of 11%, gross pricing and the number of patients being treated. If the probability of success were to increase to 99% this would increase the obligation by $799,000 and if it were to decrease to 81% this would decrease the obligation by $799,000. If the discount rate were to increase to 12.1%, this would decrease the obligation by $559,000, and if it were to decrease to 9.9%, this would increase the obligation by $615,000. An increase in the estimated gross pricing or number of patients being treated by 10% would result in an increase in the obligation of $793,000 while a decrease in the estimated gross pricing or number of patients being treated by 10% would result in a decrease in the obligation of $793,000.

10	Derivative warrant liabilities
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liabilities will ultimately be converted into the Company’s equity (Common Shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their estimated fair value. Upon exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant). Any remaining fair value is recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants (in thousands)	$	# of warrants (in thousands)	$	# of warrants (in thousands)	$
Balance at January 1, 2020	1,691	29,353	—	—	1,691	29,353
Conversion to equity (Common Shares) upon exercise of warrants	(1)	(9)	—	—	(1)	(9)
Revaluation of derivative warrant liability	—	(9,845)	—	—	—	(9,845)
Balance at March 31, 2020	1,690	19,499	—	—	1,690	19,499
Revaluation of derivative warrant liability	—	2,952	—	—	—	2,952
Balance at June 30, 2020	1,690	22,451	—	—	1,690	22,451
Revaluation of derivative warrant liability	—	(2,599)	—	—	—	(2,599)
Balance at September 30, 2020	1,690	19,852	—	—	1,690	19,852

Balance at January 1, 2019	3,523	15,475	1,738	6,272	5,261	21,747
Conversion to equity (Common Shares) upon exercise of warrants	—	—	(1,738)	(5,920)	(1,738)	(5,920)
Revaluation of derivative warrant liability	—	(1,373)	—	(352)	—	(1,725)
Balance at March 31, 2019	3,523	14,102	—	—	3,523	14,102
Revaluation of derivative warrant liability	—	(625)	—	—	—	(625)
Balance at June 30, 2019	3,523	13,477	—	—	3,523	13,477
Revaluation of derivative warrant liability	—	(4,512)	—	—	—	(4,512)
Balance at September 30, 2019	3,523	8,965	—	—	3,523	8,965

(6)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

Derivative warrant liability related to December 28, 2016 Bought Deal public offering
On December 28, 2016, the Company completed a $28,750,000 Bought Deal public offering (the Offering). Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one Common Share and one-half (0.50) of a Common Share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the Warrants. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. These Warrants will expire on December 28, 2021.
At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants.
There were no derivative warrant exercises during the three months ended September 30, 2020, or in the three months ended June 30 2020. In the three months ended March 31, 2020, a holder exercised 500 Warrants for $3.00 per share, for gross proceeds of $1,500. These warrants had an estimated fair value of $8,855 on the date of exercise, determined using the Black-Scholes pricing model. Of this amount $8,810 was transferred from derivative warrant liabilities into equity (Common Shares) and $45 was recorded though the statement of operations and comprehensive loss as a part of the change in estimated fair value of derivative warrant liabilities. There were no derivative warrant exercises in the three and nine month periods ended September 30, 2019.

As at September 30, 2020, the Company revalued the remaining derivative warrants at an estimated fair value of $19,852,000 (December 31, 2019 – $29,353,000). The Company recorded a decrease in the estimated fair value of the derivative warrant liability of $2,599,000 and a decrease in the estimated fair value of the derivative warrant liability of $9,492,000, related to the updated inputs to the Black-Scholes pricing model, for the three and nine months ended September 30, 2020 (September 30, 2019 - decrease of $4,512,000 and $6,510,000) respectively.
The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its Common Shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.
The following assumptions were used to estimate the fair value of the derivative warrant liability on September 30, 2020 and December 31, 2019:

	September 30, 2020 $	December 31, 2019 $
Annualized volatility	55%	43%
Risk-free interest rate	0.12%	1.57%
Life of warrants in years	1.24	1.99
Dividend rate	0.0%	0.0%
Market price	14.73	20.26
Fair value per Warrant	11.74	17.35
These derivative warrant liabilities are Level 3 recurring fair value measurements.
The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $2,482,000 as at September 30, 2020. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $2,480,000. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $14,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $6,000 as at September 30, 2020.
Derivative warrant liability related to February 14, 2014 private placement offering
On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one Common Share and one-quarter (0.25) of a Common Share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of

(7)

Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

$3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
In the three month period ended March 31, 2019, the 1,738,000 derivative warrants outstanding at December 31, 2018 related to the February 14, 2014 private placement offering, were exercised. Certain holders of these Warrants elected the cashless exercise option and the Company issued 687,000 Common Shares on the cashless exercise of 1,274,000 Warrants. The remaining 464,000 warrants were exercised for cash, at a price of $3.2204 per Common Share and the Company received cash proceeds of $1,493,000 upon the issuance of 464,000 Common Shares. Pursuant to the exercise of these warrants, the Company transfered $5,920,000 from derivative warrant liabilities to equity (Common Shares) and recorded a net adjustment of $352,000 through the statement of operations and comprehensive loss. As a result, the derivative warrant liability of $6,272,000 at December 31, 2018 related to the February 14, 2014 private placement offering has been extinguished upon the exercise of the aforementioned warrants.

11	Share capital

a)	Common Shares
Authorized
Unlimited Common Shares without par value

Issued

	Common Shares
	Number (in thousands)	$
Balance as at January 1, 2020	111,798	790,472
Issued pursuant to Public Offering	13,333	187,732
Issued pursuant to exercise of derivative liability warrants (note 10)	1	10
Issued pursuant to exercise of stock options	1,318	8,254
Balance as at September 30, 2020	126,450	986,468

Balance as at January 1, 2019	85,500	504,650
Issued pursuant to At The Market (ATM) Facility	6,953	43,110
Issued pursuant to exercise of derivative liability warrants (note 10)	1,151	7,413
Issued pursuant to exercise of stock options	681	3,900
Balance as at September 30, 2019	94,285	559,073

July 27, 2020 public offering

On July 27, 2020 the Company completed a public offering of 13,333,334 Common Shares at a price of $15.00 per share. Gross proceeds from this offering were $200,000,000 and the share issue costs totaled an estimated $12,268,000 which included a 6% underwriting commission of $12,000,000 and professional fees of $268,000.

September 13, 2019 ATM facility

On September 13, 2019 the Company entered into an Open Market Sale Agreement (the “Sale Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which the Company could from time to time sell, through at-the-market (“ATM”) offerings, common shares that would have an aggregate offering price of up to $40,000,000.

Pursuant to this agreement, in the three months ended September 30, 2019, the Company issued 2,345,250 common shares at a weighted average price of $6.40 resulting in gross proceeds of $15,010,000. The Company incurred share issue costs of $730,000 including a 3% commission of $450,000 paid to the agent and professional and filing fees of $280,000 directly related to the ATM.

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

November 30, 2018 ATM facility

On November 30, 2018 the Company entered into an Open Market Sale Agreement (the “Sale Agreement”) with Jefferies LLC (Jefferies) pursuant to which the Company could sell, through at-the-market (ATM) offerings, Common Shares that would have an aggregate offering price of up to $30,000,000.

During the first quarter ended March 31, 2019 pursuant to this agreement the ATM Facility was fully utilized resulting in gross proceeds of $30,000,000 upon the issuance of 4,608,000 Common Shares at a weighted average price of $6.51. The Company incurred share issue costs of $1,170,000 including a 3% commission of $900,000 paid to the agent and professional and filing fees of $270,000 directly related to the ATM.

b)	Stock options and compensation expense

Stock options are, at times, referenced in Canadian dollars (CA$).

A summary of the stock options outstanding as at September 30, 2020 and September 30, 2019 and changes during the periods ended on those dates is presented below:

	2020		2019
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$
Outstanding – Beginning of period	7,822	7.04	7,591	5.51
Granted pursuant to Stock Option Plan	4,615	22.95	2,125	8.18
Exercised	(1,318)	5.57	(681)	4.76
Forfeited	(206)	15.04	(289)	6.81
Granted pursuant to Section 613(c) of TSX manual and Nasdaq listing rule 5635(c)(4)	530	19.37	1,600	8.45
Outstanding – End of period	11,443	14.05	10,346	6.49
Options exercisable – End of period	4,550	8.43	5,683	5.56

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at September 30, 2020 there were 126,450,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 15,806,000 options available for issuance under the Stock Option Plan. An aggregate total of 9,323,000 options are presently outstanding in the Stock Option Plan, representing 7.4% of the issued and outstanding Common Shares of the Company.

During the three months ended September 30, 2020 the Company granted 530,000 inducement stock options to 105 new employees entering into employment with the Company pursuant to Section 613(c) of the TSX Company Manual, and Nasdaq listing rule 5635(c)(4) at a price of $14.83 (CA$19.37). The first 1/3 of these options vest on the one year anniversary of the grant, and the remaining 2/3 vest in equal amounts over 24 months following the one year anniversary date and are exercisable for a term of ten years. These options are recorded outside of the Company's stock option plan.

During 2019, the Company granted 1,600,000 inducement stock options to the Chief Executive Officer pursuant to Section 613(c) of the TSX Company Manual at a price of $6.28 (CA$8.45). The first 25% of these options vest on the one year anniversary of the grant, and the remaining 75% vest in equal amounts over 36 months following the one year anniversary date and are exercisable for a term of ten years. These options are recorded outside of the Company's stock option plan.

In addition, on May 2, 2016, the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613(c) of the TSX Company Manual at a price of $2.92 (CA$3.66). These options vest in equal amounts over 36 months, are exercisable for a term of five years and are recorded outside of the Company's stock option plan. During the period ended March 31, 2020 the employee exercised the remaining 50,000 inducement stock options.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire will be returned to the plan and will be eligible for re-issue. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

A summary of the stock options granted pursuant to the Stock Option Plan for the period ended September 30, 2020 and September 30, 2019 is presented below:

Nine month period ended September 30, 2020

Grant date	Grant price(6) US$	Grant price(6) CA$	Number (in thousands)
January 2020 - New Employees(3)	20.71	26.98	30
January 2020 - Employees(2)	18.38	24.22	951
January 2020 - Executives(2)	18.38	24.22	443
February 2020 - New Employees(3)	19.54	25.88	30
February 2020 - Executive(3)	19.41	25.79	413
March 2020 - New Employees(3)	15.02	20.74	355
March 2020 - New Executive(3)	15.38	21.12	336
April 2020 - New Employees(3)	15.56	21.87	250
April 2020 - New Executive(3)	16.38	22.90	132
April 2020 - New Director(1)	15.40	21.41	50
May 2020 - New Employees(3)	17.34	24.08	537
May 2020 - Executive(3)	17.06	23.78	50
June 2020 - New Employees(3)	16.11	21.81	362
June 2020 - Directors(3)	15.75	21.29	240
July 2020 - New Employees(3)	15.70	21.35	200
August 2020 - New Employees(3)	14.37	18.97	200
September 2020 - New Employees(3)	14.81	19.36	566
			5,145

Nine month period ended September 30, 2019

Grant date	Grant price(6) US$	Grant price(6) CA$	Number (in thousands)
January 2019 - Directors(1)	6.06	8.04	210
January 2019 - Executives(4)	6.06	8.04	875
January 2019 - Employees(2)	6.06	8.04	260
January 2019 - New Employees(3)	6.06	8.04	20
March 2019 - New Employees(3)	6.42	8.62	10
April 2019 - New Employees(3)	6.57	8.80	45
April 2019 - Chief Executive Officer (5)	6.28	8.45	1,600
April 2019 - Directors(1)	6.28	8.45	60
July 2019 - Directors(1)	6.42	8.39	140
July 2019 - New Employees(3)	6.42	8.39	25
August 2019 - New Employees(3)	5.90	7.85	455
September 2019 - New Employees(3)	5.67	7.52	25
			3,725

1.	These options vest in equal amounts over 12 months and are exercisable for a term of ten years.

2.	These options vest in equal amounts over 36 months and are exercisable for a term of ten years.

3.	These options vest 12/36 on the 12-month anniversary date and thereafter 1/36 per month over the next 24 months and are exercisable for a term of ten years.

4.	These options vest in equal amounts over 24 months and are exercisable for a term of ten years.

5.	These options vest 25% on the 12-month anniversary date and thereafter 75% vest 1/36 per month over the next 36 months and are exercisable for a term of ten years.

6.
A weighted average was used to depict the grant price. Prior to June 2, 2020 stock options were granted at a Canadian Dollar (CA$) exercise price, and converted to US Dollars (US$) based on the exchange rate when these stock options are granted, after June 2, 2020 the opposite is true.

Application of the fair value method resulted in charges to stock-based compensation expense of $4,611,000 and $12,309,000 for the three and nine months ended September 30, 2020 (2019 – $2,022,000 and $5,586,000) with corresponding credits to contributed surplus. For the three and nine months ended September 30, 2020, research and development stock compensation expense was $814,000 and $3,110,000 (2019 – $596,000 and $2,207,00) and corporate, administration and business development stock compensation expense

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

was $3,750,000 and $9,152,000 (2019 – $1,426,000 and $3,379,000). During the three and nine months ended September 30, 2020 $47,000 was allocated to inventory costs for the WIP inventory (2019 - $nil).
Stock compensation expense related to executive officers was $2,221,000 and $6,314,000 respectively for the three and nine months ended September 30, 2020 compared to $1,385,000 and $3,520,000 respectively for the three and nine months ended September 30, 2019.
If the stock price volatility was higher by a factor of 10% on the option grant dates in 2020, this would have increased annual stock compensation expense by approximately $278,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $281,000.
The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2020 and 2019.
The Company considers historical volatility of its Common Shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
The following weighted average assumptions were used to estimate the fair value of the options granted during the nine months ended September 30, 2020:

	September 30, 2020	September 30, 2019
Annualized volatility	43%	52%
Risk-free interest rate	0.70%	1.61%
Expected life of options in years	3.0 years	4.0 years
Estimated forfeiture rate	12.4%	15.7%
Dividend rate	0.0%	0.0%
Exercise price	$16.78	$6.16
Market price on date of grant	$16.78	$6.16
Fair value per Common Share option	$5.05	$2.57

The following table summarizes information on stock options outstanding as at September 30, 2020:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Number outstanding (in thousands)
3.50 - 4.73	683	5.09	683
6.19 - 7.85	2,514	7.88	1,609
8.04 - 9.45	3,172	8.29	1,865
16.36 - 22.90	2,684	9.67	81
23.30 - 24.59	1,917	9.42	312
25.63 - 27.85	473	9.35	—
	11,443	8.57	4,550

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

12	Other expenses and finance costs

	Three months ended		Nine months ended
	September 30, 2020 $	September 30, 2019 $	September 30, 2020 $	September 30, 2019 $
Other expenses
Revaluation adjustment on contingent consideration (note 7)	352	127	1,219	207
Royalty obligation expense (note 9)	300	—	800	—
Foreign exchange (gain) loss	(226)	13	332	101
Proxy contest costs	—	—	—	720
	426	140	2,351	1,028
Finance costs
Interest expense	101	9	204	30
	101	9	204	30

13	Net loss per Common Share
Basic and diluted net loss per Common Share is computed by dividing net loss by the weighted average number of Common Shares outstanding for the year. In determining diluted net loss per Common Share, the weighted average number of Common Shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of Common Shares for the nine month period ended September 30, 2020 exceeds the exercise price. Common Shares that could potentially dilute basic net loss per Common Share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per Common Share for the three month period ended September 30, 2020 because to do so would be anti-dilutive.
The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per Common Share are as follows:

	Three months ended		Nine months ended
	September 30, 2020 $	September 30, 2019 $	September 30, 2020 $	September 30, 2019 $
Net loss for the period	(34,064)	(19,037)	(80,124)	(47,366)

		Number		Number
Weighted average Common Shares outstanding	122,357	92,169	115,738	91,368
		$		$
Net loss per Common Share (expressed in $ per share)	(0.28)	(0.21)	(0.69)	(0.52)

The outstanding number and type of securities that would potentially dilute basic loss per Common Share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per Common Share (anti-dilutive) for the years presented, are as follows:

	September 30, 2020 $	September 30, 2019 $
Stock options	11,443	10,346
Warrants (derivative liabilities)	1,690	3,523
	13,133	13,869

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

14	Segment disclosures
The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. The Company has a total of $21,104,000 of long-lived assets, of which $11,441,000 are located in Canada and $9,663,000 are in the United States.

The following geographic information reflects revenue based on customer location:

	Three months ended		Nine months ended
	September 30, 2020 $	September 30, 2019 $	September 30, 2020 $	September 30, 2019 $
Revenue - China	29	30	88	89

15    Commitments
The Company has entered into contractual obligations for services and materials required for its clinical trial program, drug manufacturing and other operational activities. Future minimum payments to settle the Company’s contractual commitments are as follows:

	Total (in thousands)	Less than one year (in thousands)	One to three years (in thousands)	Four to five years (in thousands)
	$	$	$	$
Short-term lease and variable payment obligations	88	88	—	—
Purchase obligations	7,674	7,614	60	—
Total	7,762	7,702	60	—

16	Supplementary cash flow information

Net change in other operating assets and liabilities:

	Three months ended		Nine months ended
	September 30, 2020 $	September 30, 2019 $	September 30, 2020 $	September 30, 2019 $
Accrued interest and other receivables	(619)	(222)	(759)	(253)
Inventory	(471)	—	(471)	—
Prepaid expenses and deposits	1,447	3,153	(2,964)	3,146
Clinical trial contract deposits	—	149	—	149
Accounts payable and accrued liabilities	6,351	6,183	8,815	6,101
	6,708	9,263	4,621	9,143
Interest received	370	673	1,606	2,229

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Aurinia Pharmaceuticals Inc. Notes to Interim Condensed Consolidated Statements (Unaudited) For the three and nine month periods September 30, 2020 and 2019
(expressed in US dollars, tabular amounts in thousands)

Cash flows from financing and investing activities:

	Investments $	Derivative warrant liabilities $	Common Shares $	Contributed surplus $
Balance at January 1, 2020	—	(29,353)	(790,472)	(23,655)
Cash flow - Purchase from Public Offering	—	—	(187,732)	—
Cash flow - Purchase of short term investment	202,951	—	—	—
Cash flow - Proceeds from sale of short term investment	(30,746)	—	—	—
Cash flow - Proceeds from exercise of derivative warrants	—	—	(1)	—
Cash flow - Proceeds from exercise of options	—	—	(5,400)	—
Non-cash changes - Amortization of short term investment discount	(124)	—	—	—
Non-cash changes - Conversion to Common Shares	—	9	(2,863)	2,854
Non-cash changes - Fair value adjustments	—	9,492	—	—
Non-cash changes - Stock Based Compensation	—	—	—	(12,309)
Balance at September 30, 2020	172,081	(19,852)	(986,468)	(33,110)

Balance at January 1, 2019	7,889	(21,747)	(504,650)	(24,690)
Cash flow - Proceeds from short term investment	(7,884)	—	—	—
Cash flow - Net proceeds from ATM	—	—	(43,110)	—
Cash flow - Proceeds from exercise of derivative warrants	—	—	(1,493)	—
Cash flow - Proceeds from exercise of options	—	—	(2,423)	—
Non-cash changes - Conversion to Common Shares	—	5,920	(7,397)	1,477
Non-cash changes - Fair value adjustments	—	6,862	—	—
Non-cash changes - Stock Based Compensation	—	—	—	(5,586)
Non-cash changes - Other	(5)	—	—	—
Balance at September 30, 2019	—	(8,965)	(559,073)	(28,799)

17	Subsequent events
Subsequent to September 30, 2020, the Company issued 118,000 Common Shares upon the exercise of 118,000 stock options for proceeds of $463,000. The Company also granted 118,000 stock options to new employees at a weighted average exercise price of $14.73 (CA $19.58). Of the subsequently issued stock options, 96,000 were inducement stock options to nine new employees entering into employment with the Company pursuant to Section 613(c) of the TSX Company Manual, and Nasdaq listing rule 5635(c)(4) at a price of $14.73 (CA$19.57). These options are recorded outside of the Company's stock option plan.

The Company also granted 439,000 performance awards (PAs) to officers of the Company, which will vest as the predefined performance milestones are met.

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